SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of February

VAN DER MOOLEN HOLDING N.V.
(Translation of Registrant’s name into English)
Keizersgracht 307
1016 ED Amsterdam
The Netherlands
(+31) 20 535 6789
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F   _____X_____   Form 40-F ___________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-s(b) under the Securities Exchange Act of 1934.)

Yes _____________    No____X_______

(if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .)

Schedule of Information Contained in this Report:

The English language press release of Van der Moolen Holding N.V. dated February 25, 2008 announces repurchase of shares

Van der Moolen Announces Repurchase of Shares

AMSTERDAM, The Netherlands--(BUSINESS WIRE)--Van der Moolen Holding N.V. (Pink Sheets:VDMHY) (AEX:VDMN) announced today that, in line with its announcement on January 24, 2008, the company has repurchased 242,900 shares during the week of February 18 up to February 22, 2008 inclusive.

The shares were repurchased at an average price of EUR 2.61 for a total amount of EUR 633,642.86.

The total number of shares repurchased under this programme to date is 1,873,100 ordinary shares for a total consideration of EUR 5,152,813.77. To date approximately 40.9 % of the repurchase programme has been completed.

Disclaimer:

This press release contains forward-looking statements within the meaning of, and which have been made pursuant to, the Private Securities Litigation Reform Act of 1995. All statements regarding our future financial condition, results of operations and business strategy, plans and objectives are forward-looking. Statements containing the words “anticipate,” “believe,” “intend,” “estimate,” “expect,” “hope,” and words of similar meaning are forward-looking. In particular, the following are forward-looking in nature: statements with regard to strategy and management objectives; pending or potential acquisitions; pending or potential litigation and government investigations, including litigation and investigations concerning specialist trading in the U.S.; future revenue sources; the effects of changes or prospective changes in the regulation or structure of the securities exchanges on which our subsidiaries operate; and trends in results, performance, achievements or conditions in the markets in which we operate. These forward-looking statements involve risks, uncertainties and other factors, some of which are beyond our control, which may cause our results, performance, achievements or conditions in the markets in which we operate to differ, possibly materially, from those expressed or implied in these forward-looking statements. We describe certain important factors to consider in connection with these forward-looking statements under “Key Information – Risk Factors” and elsewhere in our annual filing with the U.S. Securities and Exchange Commission on Form 20-F. We caution you not to place undue reliance on these forward-looking statements, which reflect our management’s view only as of the date of this Report. We have no obligation to update these forward-looking statements.

CONTACT:
Van der Moolen
Investor Relations/Corporate Communications
Tel: +31 (0)20 535 6789
www.vandermoolen.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VAN DER MOOLEN HOLDING N.V.

Date: February 25, 2008	By:	/s/ Richard E. den Drijver

name: Richard E. den Drijver
title: Chairman of the Executive Board

	By:	/s/ M. Wolfswinkel

name: M. Wolfswinkel
title: Member of the Executive Board